EXHIBIT 99
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Schedule of Allowances

	Balance at	Charged to	Deductions	Balance at end of
	beginning of	costs and		period
	period	expenses
Allowance for doubtful accounts (in thousands)

Nine months ended April 30, 2005	$821	$678	$487	$1,012

Year ended July 31, 2004	760	236	175	821

Year ended July 31, 2003	353	426	19	760

Year ended July 31, 2002	—	425	72	353

Year ended July 31, 2001	—	—	—	—

Year ended July 31, 2000	—	—	—	—

Allowance for obsolete inventory (in thousands)

Nine months ended April 30, 2005	$129	$23	$—	$152

Year ended July 31, 2004	—	129	—	129

Year ended July 31, 2003	—	—	—	—

Year ended July 31, 2002	—	—	—	—

Year ended July 31, 2001	—	—	—	—

Year ended July 31, 2000	—	—	—	—